HOPE MULTIPLIED, LLC

OPERATING AGREEMENT

TABLE OF CONTENTS

HOPE MULTIPLIED, LLC

OPERATING AGREEMENT

THIS OPERATING AGREEMENT is entered into as of the Effective Date by and among the persons named on the signature page hereto, collectively referred to herein as the initial "Members," whether one or more, of Hope Multiplied, LLC, an Oklahoma limited liability company (the "Company"). In consideration of the mutual covenants and conditions hereinafter set forth, the Members hereby agree that the terms of the Operating Agreement governing the Company shall be as follows:

ARTICLE I
ORGANIZATIONAL MATTERS

1.1 **Purpose**. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be organized under the Oklahoma Limited Liability Company Act, 18 Okla. Stat. § 2000, et seq., and any successor to such Act (the "Act").

1.2 **Principal Office**. The principal office of the Company in the State of Oklahoma shall be located initially in Tulsa, Oklahoma. The Company may also maintain offices at such other place or places as the Manager deems advisable.

1.3 **Term**. The Company shall commence upon the filing of the Company's Articles of Organization with the Oklahoma Secretary of State, and shall continue indefinitely until terminated by operation of law or by the terms hereof.

ARTICLE II
DEFINITIONS

2.1 **Definitions.** For purposes of this Agreement, the following terms shall have the meanings ascribed to them:

"Act" is defined in Section 1.1

"Affiliate" means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

"Agreement" means this Operating Agreement, as it may be amended or supplemented from time to time.

"Articles of Organization" means the articles of organization of the Company, as amended from time to time, filed under the Act.

"Assignee" means any Person to whom Interests have been Transferred, but who has not been admitted as a Member.

"Book Value" is defined in Section 3.5.

"Business Day" means any day on which commercial banks in Tulsa, Oklahoma are open for the transaction of substantially all banking business.

"Capital Account" means, with respect to each Holder, the capital account established and maintained for such Holder pursuant to Section 3.4.

"Capital Contribution" means, with respect to any Holder, the amount of money and the fair market value of any property contributed to the Company by such Holder (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code § 752) . The fair market value of services rendered or to be rendered to the Company by a Holder shall constitute a Capital Contribution only when such value is agreed upon in writing between the Holder and the Company and an amount equal to such value is expressly credited to the Capital Account of such Holder. The principal amount of a promissory note which is contributed to the Company by a Holder shall not be included in the Capital Contribution of the Holder until the Company makes a taxable disposition of such note or until (and to the extent) principal payments are made on the note, all in accordance with Reg. § 1.704(b)(2)(iv)(d)(2).

"Capital Interest" means the right to receive not only a share of the Company's Profits but also a share of the Company's assets (or liquidation proceeds therefrom) if the Company were liquidated.

"Cash Available for Distribution" means, with respect to any period, all cash receipts and funds received by the Company (except for Capital Contributions) minus (i) all cash expenditures incurred incident to the Company's business; (ii) all principal and interest payments on indebtedness of the Company; (iii) Tax Distributions paid or payable to Holders pursuant to Section 5.3; and (iv) the Company's cash management fund representing working capital and other reserves as determined by the Manager in its sole discretion.

"Change of Control" shall be deemed to have occurred if, at any time, any Member that is a corporation, partnership, limited liability company, trust or other entity is controlled by a Person other than the Controlling Person attributable to such Member.

"Code" means the Internal Revenue Code of 1986, as amended, as in effect from time to time.

"Company" means the limited liability company formed by the filing of the Company's Articles of Organization with the Oklahoma Secretary of State.

"Controlling Person" means, with respect to any Member, the Person set forth opposite the Member's name on Schedule 12.2(a), as the same may be amended from time to time.

"Depreciation" means, for each Taxable Year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such year, except that:

(a)   If the Book Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year, Depreciation shall be the federal income tax depreciation, amortization or other cost recovery deduction for such year, multiplied by a fraction, the numerator of which shall be such beginning Book Value of the asset and the denominator of which shall be such beginning adjusted tax basis of the asset; and

(b)   If the depreciation, amortization or other cost recovery deduction with respect to any such asset for federal income tax purposes is zero for any Taxable Year, Depreciation shall be determined with reference to the asset's Book Value at the beginning of such year using any reasonable method selected by the Manager.

"Departing Holder" means a Holder whose Interest is the subject of a Purchase Event, or such Holder's personal representative, successor or Assignee, as the case may be.

"Economic Interest" shall mean the right to receive distributions of the Company's assets and allocations of income, gain, loss, deduction, credit and similar items from the Company pursuant to this Agreement and the Act.

"Effective Date" shall mean May 21, 2025.

"Holder" means an owner of an Interest, either as a Member or an Assignee.

"Information Right" means the right of a Member to receive information concerning the business and affairs of the Company.

"Interest" shall mean an Economic Interest, a Capital Interest or a Profits Interest.

"Involuntary Transfer" means any nonvolitional Transfer whatsoever and shall be deemed to occur if a Holder's Interest or any part thereof is Transferred pursuant to any of the following events:

(a)   A divorce or separation decree, property settlement, or any other form of judicially approved marital arrangement;

(b)   If the Holder is a natural person, the Holder's death or adjudication by a court as incompetent to manage the Holder's person or property;

(c)   If the Holder is a trust, the termination or a Change of Control of the trust, or a distribution of the Interest to the beneficiaries;

(d)   If the Holder is a corporation, partnership, limited liability company or any other entity, the dissolution or a Change of Control of the entity, or a distribution of the Interest to the equity owners of the entity;

(e)   The foreclosure of any lien or other security interest;

(f)   A judicial sale;

(g)   A judgment is obtained against the Holder in a legal or equitable action, and the sale of any part of the Holder's Interest is contemplated or threatened under legal process as a result of the judgment;

(h)   A general assignment by the Holder for the benefit of the Holder's creditors;

(i)   The Holder consents to the appointment of a receiver, custodian or trustee for all or substantially all of the Holder's property;

(j)   The filing of any involuntary proceeding against the Holder seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, and the expiration of 120 days after such filing without the proceeding having been dismissed;

(k)   The entry of an order by a court appointing a receiver, custodian or trustee, other than as provided in subsection (l) below, for all or a substantial part of the Holder's property, without the Holder's consent or acquiescence, and the expiration of 120 days after such entry without the appointment having been vacated or stayed, or the expiration of 120 days after the expiration of any stay without the appointment having been vacated;

(l)   The filing of any voluntary proceeding in bankruptcy by the Holder, or the filing of any involuntary proceeding in bankruptcy against the Holder and the expiration of 120 days after such involuntary filing without the proceeding having been dismissed;

(m)   Any Transfer of the Interest by the Holder's bankruptcy estate or the trustee of such estate;

(n)   The assumption of custody or sequestration by a court of all or substantially all of the Holder's property;

(o)   The entry of a charging order by a court against the Holder with respect to the Holder's Interest; or

(p)   Any other event resulting in a Transfer by operation of law.

"Liquidator" shall have the meaning ascribed to it in Section 13.2.

"Manager" shall mean the Person designated to manage the Company pursuant to Section 7.4.

"Member" means each Person who (i) is an initial signatory to this Agreement or has become a Member pursuant to Section 12.2, and (ii) and has not lost its status as a Member pursuant to Section 6.17.

"Membership Interest" shall mean an Interest that is (i) held by a Member, and (ii) includes Voting Rights and Information Rights.

"Net Interest Value" is defined in Section 12.5.

"Permitted Transferee" means (i) the Company; or (ii) any corporation, partnership, limited liability company, trust or other entity that is controlled by a Member that is an individual, if approved by the consent of Members owning a majority of the Voting Rights and Schedule 12.2(a) is amended to include the name of such Member as a Controlling Person.

"Person" means a natural person, or governmental agency or other unit, or an entity, including, without limitation, a trust, estate, association, partnership, or domestic or foreign limited partnership, limited liability company, limited liability partnership or corporation.

"Profits" or *"Losses"* means, for each Taxable Year, the taxable income or taxable loss of the Company as determined under Code § 703(a) (including in such taxable income or taxable loss all items of income, gain, loss or deduction required to be stated separately pursuant to § 703(a)(1)) with the following adjustments:

(a)   All items of gain or loss resulting from any disposition of the Company's property shall be determined upon the basis of the Book Value of such property rather than the adjusted tax basis thereof;

(b)   Any income of the Company that is exempt from federal income tax shall be added to such taxable income or loss;

(c)   In the event the Book Value of any Company asset is adjusted pursuant to subsection (b) or (d) of Section 3.5 hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purpose of computing Profits or Losses;

(d)   Any expenditures of the Company that are described in Code § 705(a)(2)(B), or treated as such pursuant to Reg. § 1.704-l(b)(2)(iv)*(i)*, and that are not otherwise taken into account in the computation of taxable income or loss of the Company, shall be deducted in the determination of Profits or Losses;

(e)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code § 734(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)*(m)(4)*, to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Holder's Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits and Losses; and

(f)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in determining such taxable income or loss, there shall be deducted Depreciation, computed in accordance with the definition of such term set forth herein; and

(g)   Notwithstanding any of the foregoing provisions, any items that are specially allocated pursuant to Sections 4.2, 4.3 and 4.4 of this Agreement shall not be taken into account in computing Profits or Losses. The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Sections 4.2, 4.3 and 4.4 hereof shall be determined by applying rules analogous to those set forth in subsections (a) through (f) above.

"Profits Interest" means an Interest granted to a Person providing services to the Company that does not constitute an interest in the capital of the Company at the time of the grant, including any gain attributable to appreciation of Company assets before the date of the grant.   Under this Agreement, a Profits Interest is intended to meet the requirements of Internal Revenue Service Revenue Procedures 93-27 and 2001-43.

"Purchase Event" means any one of the following: (i) an Involuntary Transfer of an Interest to a Person other than a Permitted Transferee, (ii) the death, disability, resignation or removal of an officer who owns an Interest or whose Affiliate owns an Interests, or (iii) the death, disability, resignation or removal of any other Person who provides services to the Company and who owns an Interest or whose Affiliate owns an Interest.

"Regulations" or *"Reg."* means the Treasury Regulations promulgated under the Code, as amended from time to time.

"Remaining Member" is defined in Section 12.7.

"Sharing Ratio" means, with respect to each Member, the percentage set forth opposite the Member's name on Schedule 3.1, as amended from time to time.

"Taxable Year" shall mean (i) the period commencing on the Effective Date and ending on December 31, 2025, (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31, or (iii) any portion of the period

described in clauses (i) or (ii) for which the Company is required to allocate Profits, Losses and other items of Company income, gain, loss or deduction pursuant to Article IV hereof.

"*Tax Distributions*" means, for so long as the Company is a limited liability company or a substantially similar pass-through entity for federal income tax purposes, distributions to Holders (or any successors and assigns that own, directly or indirectly, all of the outstanding Interests of the Company) of the cumulative net income of the Company for federal income tax purposes from the Effective Date through the date this computation is made, times an assumed individual marginal income tax rate of forty-five percent (45%), minus the cumulative amount of Tax Distributions made prior to the date this computation is made.

"*Tax Matters Member*" means the Member designated pursuant to Section 11.6.

"*Transfer*" means, when used as a noun, any sale, hypothecation, pledge, assignment or other transfer, be it voluntary or involuntary, to any Person, inter vivos, testamentary, by operation of the laws of devise and descent or any other laws, and, when used as a verb, to voluntarily or involuntarily, to any Person, inter vivos, testamentary, by operation of the laws of devise and descent or any other laws, sell, hypothecate, pledge, assign or otherwise transfer.

"*Voluntary Transfer*" means any Transfer other than an Involuntary Transfer.

"*Voting Right*" means the right to vote on any matter coming before the Members for a vote. Except as otherwise required by law, with respect to each matter coming before the Members for a vote, each Member shall have one (1) Voting Right for each percentage interest in Sharing Ratio owned by the Member.

ARTICLE III
CAPITALIZATION

3.1   Initial Capital Contributions. Upon the execution and delivery of this Agreement, the Members shall make the Capital Contributions to the Company set forth on Schedule 3.1, in cash.

3.2   Capital vs. Profits Interest. The Interest of Marc Harper set forth on Schedule 3.1 is a Capital Interest. At the present time there are no Profits Interests owned by any Member.

3.3 **Additional Capital Contributions**. If from time to time the Members unanimously determine that additional Capital Contributions are necessary and appropriate for the conduct of the Company's business, the Members shall have the obligation to make such additional Capital Contributions in proportion to their respective positive Capital Account balances then in effect.
.

3.4 **Capital Accounts.**

(a)   Throughout the term of the Company, a Capital Account shall be maintained at all times for each Holder in accordance with Code § 704(b) and Reg. § 1.704-1(b)(2)(iv) thereunder.   Each Holder's Capital Account shall be increased or decreased in accordance with the following:

(i)   To each Holder's Capital Account there shall be credited such Holder's Capital Contributions, such Holder's distributive share of Profits and any items in the nature of income or gain which are specially allocated to the Holder pursuant to this Agreement; and

(ii)   To each Holder's Capital Account there shall be debited the amount of cash and the Book Value of any Company property distributed to such Holder pursuant to any provision of this Agreement, net of any liabilities encumbering the property or assumed by the Holder, and such Holder's distributive share of Losses and any items in the nature of deductions or losses which are specially allocated to the Holder pursuant to this Agreement.

(b)   The foregoing definition of Capital Account and certain other provisions of this Agreement are intended to comply with Code § 704(b) and the Regulations thereunder, and shall be interpreted and applied in a manner consistent with such provisions. Such Regulations contain additional rules governing maintenance of capital accounts that have not been addressed in this Agreement. If in the opinion of the Company's accountants the manner in which Capital Accounts are to be maintained pursuant to Section 3.3(a) should be modified in order to comply with Code § 704(b) and the Regulations thereunder, then notwithstanding anything to the contrary contained in Section 3.3(a), the method in which Capital Accounts are maintained shall be so modified; provided, however, that no such change in the manner of maintaining Capital Accounts shall materially alter the economic agreement between or among the Holders or personally obligate any Holder to make up a deficit Capital Account balance upon liquidation or otherwise make a Capital Contribution in excess of the initial contribution described in Section 3.1, except as provided herein.

(c)   In the event of a permitted Transfer of an Interest to any Person, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Economic Interest.

3.5   Book Value. "Book Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Book Value for any asset (other than money) contributed by a Holder to the Company shall be the fair market value of such asset at the time of such contribution;

(b)   The Book Value of all Company assets may be adjusted to equal their respective fair market values, as of the following times (giving effect to Code § 7701(g)), provided the adjustments are made in compliance with Reg. § 1.704-1(b)(2)(iv)*(f)*: (i) upon the acquisition of an Interest by any new or existing Holder in exchange for more than a de minimis Capital Contribution, or the distribution by the Company to any Holder of more than a de minimis amount of property as consideration for an Interest; and (ii) upon the liquidation of the Company for federal income tax purposes;

(c)   The Book Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code § 734(b) or Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Reg. § 1.704-1(b)(2)(iv)*(m)* and subsection (e) of the definition of *"Profits"* or *"Losses"* and Section 4.4 hereof; provided, however, that Book Values shall not be adjusted pursuant to this Section 3.5(c) to the extent the Manager determines that an adjustment pursuant to Section 3.5(b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 3.5(c);

(d)   The Book Value of any Company asset distributed to any Holder shall be adjusted to equal its fair market value on the date of distribution; and

(e)   If the Book Value of an asset has been determined or adjusted pursuant to subsection (a), (b) or (c) above, such Book Value shall thereafter be adjusted by the Depreciation taken into account from time to time with respect to such asset for purposes of computing Profits and Losses.

3.6   No Interest or Withdrawal. No Holder shall be entitled to interest on the Holder's Capital Contributions or to withdrawal or return of the Holder's Capital Contributions, whether in cash or in property, except as otherwise specifically provided for herein.

ARTICLE IV
ALLOCATIONS OF PROFITS AND LOSSES

    4.1   **Allocations of Profits and Losses**.

(a)   *General Allocations.* Except as otherwise provided in the remaining provisions of this Article IV, as of the end of each Taxable Year:

    (i)   Losses shall be allocated to the Holders' Capital Accounts in proportion to their respective positive Capital Account balances; provided, however, notwithstanding anything to the contrary herein, no Losses shall be allocated to any Holder to the extent such Losses would result in an Adjusted Capital Account Deficit as defined in Section 4.2(a). Any Losses disallowed under the foregoing sentence shall be reallocated among the remaining Holders in accordance with this Section 4.1(a)(i).

    (ii)   Profits shall be allocated to the Holders in the following order of priority:

        (A)   First, to the Holders in proportion to and to the extent of the Losses previously allocated to the Holders under Section 4.1(a)(i), but not previously matched by allocation of Profits pursuant to this Section 4.1(a)(ii);

        (B)   Second, to the Holders in proportion to their respective Sharing Ratios set forth in Schedule 3.1, as then in effect.

(b)   *Allocations between Transferor and Transferee.* In the event the Transfer of all or any part of a Holder's Interest (in accordance with the provisions of this Agreement) at any time other than at the end of a Taxable Year, or the admission of a new Member (in accordance with the terms of this Agreement), the Transferor or new Member's share of the Company's income, gain, loss, deductions and credits, as computed both for accounting purposes and for federal income tax purposes, shall be allocated between the Transferor and the Transferee, or the new Member and the other Holders as the case may be in the same ratio as the number of days in such Taxable Year before and after the date of the Transfer or admission; provided, however, that if there has been a sale or other disposition of the assets of the Company (or any part thereof) during the Taxable Year, then upon the mutual agreement of all the Members (excluding the new Member and the Transferor and Transferee, as the case may be), the Company shall treat the periods before and after the date of the Transfer or admission as separate Taxable Years and allocate the Company's net income, gain, net loss, deductions and credits for each of such deemed separate Taxable Years. Notwithstanding the foregoing, the Company's "allocable cash basis items," as that term is used in Code § 706(d)(2)(B), shall be allocated as required by Code § 706 (d)(2) and the Regulations thereunder.

4.2   Safe Harbor Provisions under Code § 704(b). During any Taxable Year in which special allocations of Profits or Losses are made, the Company shall comply with the safe-harbor rules under Reg. § 1.704-1(b)(2)(ii) so as to ensure that the allocations have "substantial economic effect," in accordance with Code § 704(b)(2). The Company adopts the alternative safe-harbor test under Reg. § 1.704-1(b)(2)(ii)*(d)* so that the Holders will not be required to restore a deficit Capital Account balance upon liquidation of the Company.

(a)   *Adjusted Capital Account Deficit*. As used herein, "Adjusted Capital Account Deficit' shall mean, with respect to any Holder, the deficit balance, if any, in such Holder's Capital Account as of the end of the relevant Taxable Year, after giving effect to the following adjustments: (i) credit to such Capital Account any amounts which such Holder is obligated to restore or is deemed to be obligated to restore pursuant to the penultimate sentences of Reg. §§ 1.704-2(g)(1) and 1.704-2(i)(5); and (ii) debit to such Capital Account the items described in Reg. § 1.704-1(b)(2)(ii)*(d)(4)*,*(5)* and *(6)*. The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Reg. § 1.704-1(b)(2)(ii)*(d)* and shall be interpreted consistently therewith.

(b)   *Limitations on Allocations of Losses and Deductions*. Losses or deductions shall be allocated to a Holder only to the extent such allocations will not create an Adjusted Capital Account Deficit. If an allocation of loss or deduction to a Holder would cause the Holder to have an Adjusted Capital Account Deficit as of the end of any Taxable Year, all losses and deduction shall be made to the Capital Accounts of the other Holders to whom losses or deductions may be allocated without violation of this Section 4.2(b) in proportion to their respective positive Capital Account balances, if any.

(c)   *Qualified Income Offset*. In the event any Holder unexpectedly receives any adjustments, allocations, or distributions described in Reg. §§ 1.704-1(b)(2)(ii)*(d)(4)*, 1.704-1(b)(2)(ii)*(d)(5)*, or 1.704-1(b)(2)(ii)*(d)(6)*, which create or increase an Adjusted Capital Account Deficit, items of Company income and gain shall be specially allocated to such Holder in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of the Holder as quickly as possible, provided that an allocation pursuant to this Section 4.2(c) shall be made only if and to the extent that the Holder would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article IV have been tentatively made as if this Section 4.2(c) were not in the Agreement. It is the intent that this Section 4.2(c) be interpreted as a "Qualified Income Offset" to comply with the alternate test for economic effect set forth in Reg. § 1.704‑1(b)(2)(ii)(*d*).

4.3   **Allocations Regarding Nonrecourse Liability.** In the event the Company incurs any Nonrecourse Liability during any Taxable Year in which special allocations of Profits and Losses are made, the Company shall comply with the safe-harbor rules for nonrecourse allocations under Reg. § 1.704-2, including the following:

(a)   *Certain Definitions.* As used herein, the following terms shall have the meanings ascribed to them:

(i)   "Company Minimum Gain*"* shall have the meaning ascribed to "Partnership Minimum Gain" in Reg. § 1.704-2(b)(2). For purposes of determining the amount of such gain, the additional rules set forth in Reg. § 1.704-2(d) shall be followed.

(ii)   "Holder Nonrecourse Debt" shall have the meaning ascribed to the term "Partner Nonrecourse Debt" set forth in Reg. § 1.704‑2(b)(4).

(iii)   "Holder Nonrecourse Deductions" shall have the meaning ascribed to the term "Partner Nonrecourse Deductions" set forth in Reg. § 1.704-2(i)(1).

(iv)   "Holder Nonrecourse Minimum Gain" means, with respect to each Holder Nonrecourse Debt, an amount equal to the Company Minimum Gain that would result if such Holder Nonrecourse Debt were treated as a Nonrecourse Liability.

(v)   "Nonrecourse Deductions" shall have the meaning set forth in Reg. § 1.704-2(b)(1).

(vi)   "Nonrecourse Liability" shall have the meaning set forth in Reg. § 1.704‑2(b)(3). A liability of the Company will be a Nonrecourse Liability to the extent that no Holder or Related Person has personally guaranteed the liability or otherwise bears economic risk of loss for that liability under Reg. § 1.752-2. A "Related Person" means a Person having a relationship with a Holder that is described in Reg. § 1.752-4(b).

(b)   *Minimum Gain Chargeback*. Except as otherwise provided in Reg. § 1.704-2(f), if there is a net decrease in Company Minimum Gain during any Taxable Year, each Holder shall be specially allocated items of Company income and gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to such Holder's share of the net decrease in Company Minimum Gain, determined in accordance with Reg. § 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Holder pursuant thereto. The items to be so allocated shall be determined in accordance with Reg. §§ 1.704-2(f)(6) and 1.704-2(j)(2). This Section 4.3(b) is intended to comply with the "Minimum Gain Chargeback" requirement in Reg. § 1.704-2(f) and shall be interpreted consistently therewith.

(c)   *Holder Minimum Gain Chargeback*. Except as otherwise provided in Reg. § 1.704-2(i)(4), if there is a net decrease in Holder Nonrecourse Minimum Gain attributable to a Holder Nonrecourse Debt during any Taxable Year, each Holder who has a share of the Holder Nonrecourse Minimum Gain attributable to such Holder Nonrecourse Debt, determined in accordance with Reg. § 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to such Holder's share of the net decrease in Holder Nonrecourse Minimum Gain attributable to such Holder Nonrecourse Debt, determined in accordance with Reg. § 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Holder pursuant thereto. The items to be so allocated shall be determined in accordance with Reg. §§ 1.704-2(i)(4) and 1.704-2(j)(2). This Section 4.3(c) is intended to comply with the "Chargeback of Partner Nonrecourse Debt Minimum Gain" requirement in Reg. § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(d)   *Nonrecourse Deductions*. Nonrecourse Deductions for any Taxable Year shall be specially allocated to the Holders in proportion to their respective Sharing Ratios.

(e)   *Holder Nonrecourse Deductions*. Any Holder Nonrecourse Deductions for any Taxable Year shall be specially allocated to the Holder who bears the economic risk of loss with respect to the Holder Nonrecourse Debt to which such Holder Nonrecourse Deductions are attributable in accordance with Reg. § 1.704-2(i)(1).

4.4   Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code § 743(b) or Code § 734(b) is required, pursuant to Reg. § 1.704-1(b)(2)(iv)*(m)(2)* or Reg. § 1.704-l(b)(2)(iv)*(m)(4)*, to be taken into account in determining Capital Accounts as the result of a Transfer by a Holder of all or part of the Holder's Interest or a distribution to a Holder in complete liquidation of the Holder's Interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Holders in accordance with their Interests in the event that Reg. § 1.704-1(b)(2)(iv)*(m)(2)* applies or to the Holder to whom such distribution was made in the event that Reg. § 1.704-1(b)(2)(iv)*(m)(4)* applies.

4.5   Curative Allocations. The allocations set forth in Sections 4.2, 4.3 and 4.4 (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, and not inconsistent with the Regulations, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 4.5. Therefore, notwithstanding any other provision of this Article IV (other than the Regulatory Allocations), the Company shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner the Manager determines appropriate so that, after such offsetting allocations are made, each Holder's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Holder would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Section 4.1(a).

4.6   Allocations Regarding Contributions of Property. In accordance with Code § 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Holders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Book Value computed in accordance with Section 3.4. In the event the Book Value of any Company asset is adjusted pursuant to Section 3.4(b), subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code § 704(c) and the Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 4.6 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Holder's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

ARTICLE V
DISTRIBUTIONS

5.1 **Limitations on Distributions**. Notwithstanding any provision to the contrary herein, any Holder receiving a distribution in violation of the Act shall be liable to the Company for the return of the distribution.

5.2 **Allocation of Distributions**. All distributions under this Article V shall be made to all Holders in proportion to their right to share in Profits pursuant to Article IV.

5.3 **Tax Distributions.** On or before April 15, June 15, and September 15 of each Taxable Year and on or before January 15 of the calendar year immediately following the Taxable Year, the Manager shall cause the Company to make Tax Distributions.

5.4 **Discretionary Distributions Prior to Liquidation**. In addition to any distributions made pursuant to Section 5.3, from time to time the Manager may, in its discretion, make distributions of Cash Available for Distribution.

5.5 **Distributions upon Liquidation**. Upon liquidation of the Company, liquidating distributions will be made in accordance with Section 13.2.

5.6 **Priority and Return of Capital**. Except as otherwise provided in this Agreement, no Holder shall have priority over any other Holder, either as to the return of Capital Contributions or as to Profits, Losses or distributions; provided, this Section 5.6 shall not apply to the repayment of any loans (as distinguished from Capital Contributions) which a Holder has made to the Company.

5.7 **Withholding Authorization.** The Company shall be authorized to pay, on behalf of any Holder, any amounts to any federal, state or local taxing authority, as may be necessary for the Company to comply with tax withholding provisions of the Code or applicable Oklahoma statutes or regulations, or other income tax or revenue laws or regulations of any taxing authority. To the extent the Company pays any such amounts that it may be required to pay on behalf of a Holder such amounts shall be treated as a cash distribution to such Holder and shall reduce the amount otherwise distributable such Holder.

ARTICLE VI

MEMBERS

6.1   Limited Liability. Except as otherwise provided herein or expressly agreed in writing, no Member shall be personally liable for any debts, liabilities, or obligations of the Company, whether to the Company, to the other Members, or to creditors of the Company, beyond the Capital Account of the Member, together with the Member's share of the assets and undistributed profits of the Company.

6.2   Voting Rights and Information Rights. With respect to all matters coming before the Members for a vote, each Member shall have one Voting Right for each percentage of Sharing Ratio owned by the Member. All Members and their respective successors shall have Information Rights and the right to attend all meetings of the Members.

6.3   Withdrawal. Each Member covenants with the Company and the other Members that it will not voluntarily withdraw from the Company without the consent of the other Member.

6.4   Other Business Ventures of Members. The Members and their respective Affiliates have been engaged and will continue to be engaged in businesses that may be similar to, but which do not directly compete with, the business of the Company. The pursuit of business and investments by Members and their Affiliates, as long as not directly competitive with the Company's business, is hereby consented to by the Members and shall not be deemed wrongful or improper. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in any other investments or activities of the other Member or its Affiliates.

6.5   Transactions with Affiliates. Unless otherwise agreed in writing by all Members, each Member shall disclose any and all direct or indirect affiliation with or interest in any Person with which the Company proposes to do business or enter into any financial transactions. The Company may enter into agreements with one or more Members or Affiliates of a Member provided that any such agreement shall be at rates and terms at least as favorable to the Company as those available from unaffiliated parties.

6.6   Annual Meeting. An annual meeting of the Members shall be held to elect a Person to succeed the Manager whose term is expiring and for the transaction of such other business as may properly come before the meeting. The annual meeting shall be held at such place, on such date, and at such time as the Manager shall each year fix, which date shall be within thirteen (13) months subsequent to the date of the last annual meeting of the Members.

6.7 Notice of Annual Meeting. Notice of each annual meeting stating the place, date and hour of such meeting, shall be given to each Member not less than ten (10) days nor more than sixty (60) days before the date of the meeting, unless otherwise required by law (meaning, here and hereinafter, as required from time to time by the Act or by the Company's Articles of Organization).

6.8 Special Meetings. Special meetings of the Members, for any purpose or purposes prescribed in the notice of the meeting, may be called by the Manager or the president. Special meetings shall be held at such place and time as the Manager or the president shall fix, subject to Section 6.9.

6.9 Notice of Special Meetings. Written notice of the place, date, and time of all special meetings of the Members shall be given, not less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held, to each Member, except as otherwise or required by law.

6.10 Quorum. At any meeting of the Members, the Members owning a majority of the Voting Rights, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. If a quorum shall fail to attend any meeting, the chairman of the meeting or the Members owning of a majority of the Voting Rights who are present, in person or by proxy, may adjourn the meeting to another place, date, or time.

6.11 Conduct of Business. Such person as the Manager may have designated or, in the absence of such a person, the highest ranking officer of the Company who is present shall call to order any meeting of the Members and act as chairman of the meeting. In the absence of the secretary of the Company, the secretary of the meeting shall be such person as the chairman appoints. The chairman of any meeting of Members shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to him or her in order. Holders who are not Members shall have no right to receive notice of or attend any meeting of the Members.

6.12 Required Vote. Except as otherwise provided herein, with respect to any matter coming before the Members for a vote, the consent of the Members owning a majority of the Voting Rights shall be required.

6.13   Proxies. At any meeting of the Members, every Member may vote in person or by proxy authorized by an instrument in writing filed with the secretary of the meeting.

6.14   Ballots. All voting, except where otherwise required by law, may be by a voice vote; provided, however, that upon demand therefor by a Member entitled to vote or his or her proxy, a written vote shall be taken. Every written vote shall be taken by written ballots, each of which shall state the name of the Member or proxy voting and such other information as may be required under the procedure established for the meeting. Upon the request of any Member, any vote taken by ballot shall be counted by an inspector or inspectors appointed by the chairman of the meeting.

6.15   Elections of Manager. Except as otherwise provided in Section 7.4, all elections of the Manager shall be determined by plurality of the Voting Rights cast.

6.16   Consent to Action. Whenever the vote of Members at a meeting thereof is required or permitted to be taken on a specific matter, the meeting and vote of Members may be dispensed with if (i) Members owning the minimum number of the Voting Rights that would have been necessary to carry the matter if such meeting were held, shall consent in writing thereto, and (ii) the Members consenting to the matter, or their appointed designee, provide notice of such action to all other Members within thirty (30) days after the effective date of the action.

6.17   Member Entities. Each Member that is a corporation, partnership, limited liability company, trust or other entity shall have the continuing duty to furnish the Manager with copies of all certificates, instruments or agreements governing the organization or operation of the entity, and all amendments thereto, and prompt notice of the occurrence of any event that has resulted in a Change of Control of the entity. Upon the occurrence of any such Change of Control, the entity shall immediately lose its status as Member and be deemed to have become an Involuntary Transferee as of the date of such event, and the Interests held by such entity shall be subject to the provisions of Section 12.4.

6.18   Members who are Officers or other Service Providers. Officers and other service providers to the Company serve at the will of the Manager and may be removed or dismissed by the Manager at any time, with or without cause. Upon any such removal or dismissal, all Interests owned by the Member or the Member's Affiliates shall be subject to purchase by the Company or the Remaining Members pursuant to Section 12.4.

6.19   New Members. The admission of Permitted Transferees as Members shall be governed by Section 12.2.   The admission of all other Persons as new Members shall require the consent of Members owning a majority of the Voting Rights.

6.20   Retained Powers and Authority of Members. Any powers and authority not granted to the Manager pursuant to this Agreement shall be retained by the Members.

ARTICLE VII
MANAGER

7.1   Power and Authority of Manager. The business of the Company shall be managed by and under the direction of the Manager. The Manager shall have the power and, except when Member approval is expressly required by this Agreement or by nonwaivable provisions of law, full authority and discretion to manage and control the Company's business, affairs and properties, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the Company's business, including the power and authority to:

(a)   Purchase, lease or otherwise acquire from, or sell, lease or otherwise dispose of, to any Person any property of the Company;

(b)   Open bank accounts and otherwise invest the Company's funds;

(c)   Borrow money for the Company from banks or other lending institutions and on terms as the Manager deem appropriate, and in connection with this power, to hypothecate, encumber or grant security interests in the Company's assets to secure repayment of the borrowed sums;

(d)   Purchase insurance on the Company's business and assets;

(e)   Commence lawsuits and other proceedings;

(f)   Enter into any agreement, instrument or other writing;

(g)   Retain accountants, attorneys or other agents; or

(i)   Take any other lawful action that the Manager considers necessary, convenient or advisable in connection with any Company business.

7.2   Limitations on Manager's Authority. Notwithstanding Section 7.1, the Manager does not have the authority to cause the Company to perform any other act or thing which the Act, the Articles of Organization or this Agreement requires to be approved, consented to or authorized by the Members.

7.3   No Exclusive Duty to Company. The Manager is not required to manage the Company as its sole and exclusive function. The Manager may have other business interests and may engage in other activities in addition to those relating to the Company, provided such activities do not result in a breach of the Manager's duty of loyalty to the Company. Neither the Company nor any Member has any right pursuant to this Agreement to share or participate in such other business interests or activities of the Manager or in the income or proceeds derived from them. The Manager shall incur no liability to the Company or any Member as a result of engaging in such other business interests or activities.

7.4   Number, Tenure and Qualifications. The Company will initially have one Manager, March Harper.

7.5   Resignation. The Manager may resign at any time by giving written notice to the Company, with a copy to each Member owning Voting Rights. The resignation of the Manager takes effect on receipt of notice by the Company or at any later time specified in the notice. Unless otherwise specified in the notice, the acceptance of the resignation is not necessary to make it effective. The resignation of a Manager who is also a Member does not affect the Manager's rights as a Member and does not constitute a withdrawal of the Member.

7.6   Removal. The Manager may be removed or replaced with Cause (as defined below) by the vote of Members owning a majority of the Voting Rights, including the Voting Rights owned by the Manager. The removal of a Manager who is also a Member will not affect the Manager's rights as a Member and will not constitute a withdrawal of the Member. "Cause," for purposes of this Section 7.6, shall mean only (i) a breach of the Manager's or officer's duty of loyalty to the Company or its Members, (ii) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of the law, and (iii) any transaction from which the Manager derived an improper personal benefit.

7.7   Vacancies. Any vacancy occurring for any reason in the position of Manager may be filled by the vote of Members owning a majority of the Voting Rights. A Manager elected to fill a vacancy is elected for the unexpired term of the Manager's predecessor in office and holds office until the expiration of the term and until the Manager's successor has been elected and qualified.

7.8   Reimbursement; Compensation. The Manager may receive reimbursement of reasonable expenses incurred by it in connection with the Company's business; however, without the consent of the Members owning a majority of the Voting Rights, including the Voting Rights owned by the Manager, the Manager shall not be entitled to receive any fees or other compensation for its service as the Manager, other than its Sharing Ratio.

7.9   Officers. The Manager may appoint officers at any time, to assist it in the performance of its duties. If deemed necessary by the Manager, the officers of the Company may consist of a president, one or more vice presidents, who may be classified by their specific function, a secretary, a treasurer and one or more assistant secretaries and assistant treasurers. Any individual may hold any number of offices and may be a Member, the Manager, or an Affiliate of a Member or the Manager. The officers shall exercise such powers and perform such duties as are specified in this Agreement and as shall be determined from time to time by the Manager.

(a)   *Salaries*. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed by the Members owning a majority of the Voting Rights.

(b)   *Term of Offices.* Except as otherwise agreed in writing between the Company and an officer, any officer may be removed, either with or without cause, by the Manager at any time, and if the officer owns an Interest, it shall be subject to purchase by the Company and the Members pursuant to Section 12.4. The officers of the Company shall hold office until their successors are chosen and qualify, or until their earlier resignation or removal. Any vacancy occurring in any office shall be filled by the Manager.

(c)   *President*. The president shall be the chief executive officer of the Company, shall be responsible for the general day to day management of the business of the Company, and shall see that all orders and resolutions of the Manager are carried into effect. The president shall execute all contracts, mortgages and other agreements of the Company, except where required or permitted by law to be otherwise signed and executed, and except where the signing and execution thereof shall be expressly delegated by the Manager to some other officer or agent of the Company. Unless otherwise directed by the Manager, the president of the Company shall have power to vote and otherwise act on behalf of the Company, in person or by proxy, at any meeting of security holders of or with respect to any action of security holders of any other corporation or entity in which the Company may hold securities, and otherwise to exercise any and all rights and powers which the Company may possess by reason of its ownership of securities in such other corporation or entity. Eric J. Medina shall serve as the Company's first President.

(d)   *Vice President*. The vice president, or if there shall be more than one, the vice presidents in the order determined by the Manager, shall, in the absence or disability of the president, perform the duties and exercise the powers of the president, and shall perform such other duties and have such other powers as the Manager may from time to time prescribe.

(e)   *Secretary*. The secretary shall attend all meetings of the Members owning Voting Rights, and record all the proceedings of the meetings of the Members in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. The secretary shall give, or cause to be given, notice of all meetings of the Members owning Voting Rights, and shall perform such other duties as may be prescribed by the Manager or president, under whose supervision the secretary shall be.

(f)   *Assistant Secretary*. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the Manager shall, in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such powers as the Manager from time to time may prescribe.

(g)   *Treasurer*. The treasurer, if one is chosen or, if not, the secretary, shall have the custody of the Company's funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all money and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Manager. The treasurer, if one is chosen or, if not, the secretary, shall disburse the funds of the Company as may be ordered by the Manager, taking proper vouchers for such disbursements, and shall render to the president and the Manager, at their regular meetings, or when the Manager so requires, an account of all transactions performed by the treasurer (or secretary, as the case may be) and of the financial condition of the Company. If required by the Manager, the treasurer, if one is chosen or, if not, the secretary, shall be bonded in such sum and with such surety as shall be satisfactory to the Manager for the faithful performance of the duties of the office of a treasurer, and for the restoration to the Company, in the case of the treasurer's (or secretary's) death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the possession or under the control of the treasurer (or secretary) belonging to the Company.

(h) *Assistant Treasurer*. The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the Manager, shall, in the absence or disability of the treasurer, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the Manager may from time to time prescribe.

7.10   Limitation of Liability. No Manager or officer shall be liable to the Company for monetary damages for breach of fiduciary duty or an act or omission in his or her capacity as a Manager or officer; provided, however, that nothing contained herein shall eliminate or limit the liability of a Manager of officer (i) for any breach of the Manager's or officer's duty of loyalty to the Company or its Members, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, and (iii) for any transaction from which the Manager or officer derived an improper personal benefit.

ARTICLE VIII
INDEMNIFICATION OF MANAGER AND OFFICERS

8.1   Indemnification of Manager and Officers. To the fullest extent allowed by law, the Company shall indemnify and hold the officers and Manager of the Company (individually, the "Indemnitee") harmless from and against any and all damages, losses, penalties, judgments, excise taxes, fines, settlements, payments, obligations, liabilities, claims, actions and causes of action (whether actual, threatened, matured, unmatured, known, unknown, contingent or otherwise) and any and all costs and expenses suffered, sustained, incurred or required to be paid by any Indemnitee, including, without limitation, any costs of investigation, counsel fees, and expenses, based upon or arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative in nature (including, without limitation, any action by or in the right of the Company), in which the Indemnitee may be involved, or threatened to be involved, as a party or otherwise, by reason of Indemnitee's status as an officer or a Manager of the Company, regardless of whether the Indemnitee continues to be an officer or Manager of the Company at the time any such liability or expense is paid or incurred, if: (i) the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe the Indemnitee's conduct was unlawful; and (ii) the Indemnitee's conduct did not constitute gross negligence or willful or wanton misconduct.

8.2   Presumption of Entitlement to Indemnification. Each of the officers and Manager of the Company shall be entitled to the benefit of a presumption that any claim, demand, action, suit or proceeding to which an Indemnitee is subjected by reason of the Indemnitee's status as an officer or Manager of the Company, is included within the indemnification provided by this Article VIII. The termination of any claim, demand, action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the Indemnitee acted in a manner contrary to the standards specified above.

8.3   Burden of Proof. In any legal proceeding to enforce the indemnification provided hereunder, the Company shall have the burden of proving that indemnification was not available under this Article VIII.

8.4   Advancing Expenses. The reasonable expenses (including counsel fees and other necessary expenses) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to this Article VIII, shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding, upon the receipt by the Company of an undertaking by the Indemnitee to repay such amount if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified pursuant to this Article VIII.

8.5   Extended Indemnification. The indemnification provided by this Article VIII shall apply to acts and transactions occurring heretofore or hereafter, and shall be in addition to any other rights which any Indemnitee may possess pursuant to any insurance policy, agreement, statute, vote of the Members owning a majority of the Voting Rights, vote of the Manager, or otherwise, and to any action against the Indemnitee in the Indemnitee's capacity as an officer, director, manager, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, or other enterprise, to the extent Indemnitee is occupying said position at the written request of the Company; provided, however, any right to indemnification by the Company hereunder shall be secondary to any insurance policy, any other indemnification agreement, or any other rights provided to the Indemnitee by virtue of the Indemnitee's capacity as an officer, director, manager, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise. The indemnification provided in this Article VIII shall continue as to an Indemnitee who has ceased to serve in such capacity, and shall inure to the benefit of the heirs, assigns and administrators of the Indemnitee.

8.6   Officers and Manager not Personally Liable for Indemnification. In no event may an Indemnitee subject any of the other officers or the Manager of the

Company to personal liability by reason of the indemnification provisions of this Article VIII.

8.7   Conflicts of Interest no Bar to Indemnification. An Indemnitee shall not be denied indemnification in whole or in part under this Article VIII because the Indemnitee had an interest or a conflict of interest with the Company in any transaction with respect to which the indemnification applies if the transaction did not contravene or was not otherwise prohibited by the terms of this Agreement.

8.8   Good Faith Reliance. The Company and the Members acknowledge that the provisions of this Article VIII may restrict the obligations and liabilities of an Indemnitee, otherwise existing at law or in equity, and any Indemnitee acting pursuant to the terms of this Agreement, shall not be liable to the Company or to any Member for the Indemnitee's good faith reliance on the provisions of this Article VIII.

8.9   Insurance. The Company shall have the power to, but shall not be obligated, to purchase and maintain insurance on behalf of any Indemnitee who is or was a Manager, officer, employee or agent of the Company or is or was serving at the request of the Company as an authorized representative or agent of another company, partnership, joint venture, trust or other enterprise, against any liability asserted against such person or incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of this Article VIII.

ARTICLE IX
CERTIFICATES

9.1   Certificates. Each Member shall be entitled to receive, at the Member's request, a certificate signed by, or in the name of, the Company by the president or a vice president, and by the secretary or the assistant secretary, certifying the Interest owned by the Member and the Sharing Ratio attributable to such Interest. Any or all the signatures on the certificate may be a facsimile.

9.2   Transfers of Interests. Permitted Transfers of Interests shall be made only upon the ledger books of the Company, kept at an office of the Company or by transfer agents designated to transfer Interests. An outstanding certificate representing the Interest of a Member shall be surrendered for cancellation before a new certificate is issued therefor.

9.3   Lost, Stolen or Destroyed Certificates. In the event of the loss, theft or destruction of any certificate, another may be issued in its place pursuant to such regulations as the Manager may establish.

ARTICLE X
NOTICES

10.1   Notices. Each notice required or given under this Agreement shall be in writing and shall be deemed given (i) when received, if personally delivered; (ii) the day after it is sent, if sent by a recognized expedited delivery service with next-day delivery requested; or (iii) five days after it is sent, if mailed, postage prepaid, via certified mail, return receipt requested. In each case, notice shall be sent to the address of the Member set forth on Schedule 10.1, as applicable, or such other address as such Member shall have specified by notice in writing to the other Members.

10.2   Waivers. Whenever any notice is required to be given under the provisions of law or this Agreement, a waiver thereof, in writing, signed by the Person or Persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice.

 ARTICLE XI

ACCOUNTING AND RECORDS

11.1   Financial and Tax Reporting. The Company shall prepare its financial statements in accordance with generally accepted accounting principles as from time to time in effect and shall prepare its income tax information returns using such methods of accounting and tax year as the Manager deems necessary or appropriate under the Code and the Regulations.

11.2   Supervision; Inspection of Books. Proper and complete books of account and records of the business of the Company, including the name and current mailing address of Manager and each Holder, shall be kept under the supervision of the Manager at the Company's principal office and at such other place as designated by the Manager. The Manager shall give notice to each Member of any changes in the location of such books and records. Such books and records shall be open to inspection, audit and copying by any Member, or such Member's designated representative, upon reasonable notice at any time during business hours for any purpose reasonably related to such Member's Interest in the Company. Any information so obtained or copied shall be kept and maintained in strictest confidence except as required by law.

11.3   Reliance on Records and Books of Account. Any Member or the Manager shall be fully protected in relying in good faith upon the records and books of account of the Company and upon such information, opinions, reports or statements presented to the Company by its Manager, any of its Members, officers, employees or committees, or by any other Person, as to matters the Manager or Members reasonably believe are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

11.4   Annual Reports. The Manager shall cause an annual financial report of the Company to be prepared and furnished to the Members within ninety (90) days after the end of each Taxable Year. The Manager may, in its sole discretion, have the Company's annual financial statements audited and reported on as of the end of each Taxable Year by a firm of independent certified public accountants selected by the Manager.

11.5   Tax Returns. The Manager shall, after the end of each Taxable Year, timely file a federal income tax information return and transmit to each Holder a schedule showing such Holder's distributive share of the Company's income, deductions and credits, and all other information necessary for the Holders timely to file their federal income tax returns. The Manager similarly shall timely file, and provide information to the Holders regarding, all appropriate state and local income tax returns.

11.6   Tax Matters Member. Marc Harper is designated as the "Tax Matters Member" (which shall have the same definition as "Tax Matters Partner" as defined in Code § 6231), to represent the Company, at the Company's expense, in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings.

11.7   Election of Liquidation Value Safe Harbor.   Each Member, by executing this Agreement, hereby agrees to the following:

(a)   The Tax Matters Member is authorized and directed to elect the safe harbor, in accordance with proposed Reg. § 1.83-3(1) and the proposed revenue procedure thereunder (once such regulations and revenue procedure become effective), under which the fair market value of each Interest that is transferred in connection with the performance of services shall be treated as being equal to the liquidation value of that Interest (the "safe harbor election").

(b)   The Company and each Member (including any Person to whom an Interest is transferred in connection with the performance of services) agree to comply with all requirements of the safe harbor election with respect to all Interests transferred in connection with the performance of services while the safe harbor election remains effective, including the requirement that all relevant federal income tax items be reported consistently with the safe harbor election.

(c)   The effective date of the safe harbor election shall be the earliest permitted date under the applicable regulations and revenue procedure, once those become effective, and the safe harbor election shall continue to apply until such time (if ever) as all Members affected by the safe harbor election shall agree to terminate it and the Company shall affirmatively terminate it under applicable procedures.

(d)   The Tax Matters Member shall file, with the Company's federal income tax return for the Taxable Year in which the safe harbor election becomes effective, a document, executed by the Tax Matters Member, stating that the Company is electing, on behalf of the Company and the Members, to have the safe harbor election apply irrevocably with respect to all Interests issued in connection with the performance of services while the safe harbor election is in effect.

(e)   The Company shall comply with the applicable record-keeping requirements for the safe harbor election, and the Company and the Members shall take all other actions, if any, required to comply with the requirements of the safe harbor election as ultimately promulgated, to the extent practicable.

11.8.   Other Tax Elections. All other tax elections available to the Company under the Code shall be within the sole discretion of the Tax Matters Member, including any election under Code §§ 754, 743 and 734.

ARTICLE XII
TRANSFER RESTRICTIONS AND
BUY-SELL PROVISIONS

12.1   Prohibition against Transfers. No Interest may be Transferred, in whole or in part, except in accordance with this Article XII.

12.2   Exception for Permitted Transferees. A Transfer of an Interest by a Member to a Person, and the admission of such Person as a Member, will be permitted only if all of the following requirements are met:

(a)   The Person to whom the Transfer is to be made (i) shall be a Permitted Transferee, (ii) shall have agreed in writing to be bound by all of the provisions of this Agreement and to assume all of the rights and powers and be subject to all of the restrictions and liabilities of a Member hereunder, and (iii) shall have executed such additional agreements and furnished such information that the Members owing a majority of the Voting Rights may reasonably require, including without limitation any taxpayer identification number. If the Permitted Transferee is a corporation, partnership, limited liability company, trust or other entity, Schedule 12.2(a) shall be amended to include the name of the Transferor as a Controlling Person;

(b)   The Transfer shall have been effected pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "1933 Act") and qualification thereof under applicable state law, or the Company shall have received an opinion of counsel, satisfactory to the Company's counsel, that the proposed Transfer without such registration and qualification will not violate the 1933 Act or any other securities statutes or regulations;

(c)   The Manager shall have determined (which determination may be based upon an opinion of counsel satisfactory to it) that the Transfer will not (i) result in a termination of the Company for federal or state income tax purposes or result in the Company being taxed as a corporation for federal income tax purposes, or (ii) result in a violation of any law, rule or regulation by any Member, the Permitted Transferee to whom the Transfer is to be made, or the Company; and

(d)   The Member causing the Transfer shall have paid or reimbursed the Company for all reasonable legal fees and other costs and expenses incurred by the Company in connection with the proposed Transfer.

12.3   Voluntary Transfers in Contravention. Any purported Voluntary Transfer of an Interest to a Person other than a Permitted Transferee pursuant to Section 12.2 shall be null and void and of no effect to, on or against the transferee, the transferor, any other Holder, the Company, any creditor of the Company or any claimant against the Company. Any Holder who makes a Voluntary Transfer of an Interest to a Person other than a Permitted Transferee pursuant to Section 12.2 shall be liable to the Company for any damages, including reasonable attorneys fees, the Company may incur as a result of such breach. The Company shall have the right to offset such damages against any amounts the Company may owe the Holder under this Agreement.

12.4   Reserved.

12.5   Reserved.

12.6   Purchase Rights.   Except as provided in Section 12.4 or Section 12.5, any Interest that is the subject of a Purchase Event may be purchased by the Company, or by the remaining Member (hereinafter, the "Remaining Member"), under the following terms:

(a)   From and after the date of a Purchase Event, the Departing Holder shall cease to have the rights of a Member and shall have only an Economic Interest in the Company with respect to the Interest.

(b)   Upon the occurrence of a Purchase Event, the Company shall have the right, but not the obligation, to purchase all or part of the Interests held by the Departing Holder, at a price equal to the Net Interest Value, or proportionate part thereof, by giving notice (the "Company Purchase Notice") of its intention to exercise its option to the Departing Holder and the Remaining Member, within thirty (30) days after the date the Company receives actual notice of the Purchase Event.

(c)   If the Company Purchase Notice does not indicate an intention to purchase all of the Departing Holder's Interests, the Remaining Member shall have the right, but not the obligation, to purchase all, but not less than all, of the portion of the Interest that will not be purchased by the Company at a price equal to the Net Interest Value, or proportionate part thereof, by giving notice (the "Member Purchase Notice") of its intention to exercise its option to the Company and the Departing Holder within thirty (30) days after the date of the Company Purchase Notice.

(d)   The Company and the Remaining Member shall have the right to assign and transfer the options granted under this Section 12.6 to a Permitted Transferee.

(e)   The closing of the purchase and sale of the Interest shall be held at the principal offices of the Company at a time mutually agreeable to the Departing Holder and the Company and/or Remaining Members, as the case may be, but in no event later than 10:00 a.m. Oklahoma time on the tenth (10th) day following the date of the later of the Company Purchase Notice or the Member Purchase Notice. At the closing, the Departing Holder shall surrender the certificate or certificates, if any, representing the Interest to be redeemed, properly endorsed, in return for payment of the Net Interest Value in cash, cashier's check or wire transfer of immediately available funds.

(f)   In the event neither the Company nor the Remaining Member provides the Departing Holder with a Company Purchase Notice and/or a Member Purchase Notice within the time periods described above, indicating its intention to purchase all, and not less than all, of the Departing Holder's Interest, the following provisions shall apply:

(i)   If the Purchase Event is an Involuntary Transfer, the Involuntary Transfer of the Interest shall be given effect, but the Assignee who is the recipient of the Interest shall have only an Economic Interest in the Company with respect to the Interest. In addition, such Assignee shall be deemed to have agreed to hold the Interest subject to all of the provisions of this Agreement to the same extent as a signatory hereto, including, without limitation, the obligation to indemnify the Company pursuant to Section 12.3 in the event the Assignee should make a Voluntary Transfer of all or part of the Interest to any Person other than a Permitted Transferee.

(ii)   If the Purchase Event arises as a result of the resignation or removal of the Departing Holder or its Controlling Person as an officer, the Departing Holder (i) shall be entitled to retain his Interest but shall continue to have only an Economic Interest in the Company with respect to the Interest, and (ii) shall be obligated to provide the Company with notice of any bona fide offer the Departing Holder receives from another Person to purchase the Departing Holder's Interest and allow the Company a period of thirty (30) days following such notice the opportunity to purchase the Departing Holder's Interest at the same price and upon the same terms as the bona fide offer.

12.7   Determination of Net Interest Value. "Net Interest Value," as such term is used in Sections 12.4, 12.5 and 12.6, shall mean, with respect to any Departing Holder's Interest, the Interest Value minus all liens, claims and encumbrances against such Interest as of the date of sale. Interest Value shall mean the value of the Capital Account of the Departing Holder, as of the end of the calendar month immediately preceding the occurrence of the Involuntary Transfer, adjusted as if all Company property were sold at fair market value (as determined below), and all liabilities of the Company were paid and the Company were liquidated in accordance with the provisions of Section 13.2.

(a)   The fair market value of the Company's assets shall be determined by mutual agreement of the Company and the Departing Holder, and if they are unable to agree, by an independent qualified appraiser selected by mutual agreement of the Company and the Departing Holder.

(b)   If such parties are unable to agree upon a single appraiser, each shall appoint a qualified independent appraiser and the two selected appraisers shall designate a third qualified independent appraiser. Each appraiser shall independently determine the fair market value of the Company's assets and the fair market value shall be the value that is between the other two values.

(c)   The Company and the Departing Holder shall evenly share the cost of the single appraiser, or, if unable to agree on a single appraiser, each shall bear the cost of the appraiser appointed by it and the cost of the third appraiser shall be evenly shared between them.

12.8   Closing on a Business Day. In the event the date set for a closing of the purchase and sale of an Interest pursuant to any provision of this Article XII falls on a day which is not a Business Day, the closing shall be delayed until the same hour on the Business Day immediately following.


ARTICLE XIII
DISSOLUTION AND LIQUIDATION OF THE COMPANY


13.1   Dissolution Events. The death, incapacity, dissolution or bankruptcy of a Member, or the occurrence of any other event causing the dissociation of a Member, shall not cause dissolution of the Company. The Company will be dissolved only upon the happening of either of the following events: (a) the Members owing a majority of the Voting Rights sign a document stating their unanimous election to dissolve the Company; or (b) a court of competent jurisdiction enters a decree of judicial dissolution pursuant to Section 2038 of the Act.

13.2   Liquidation. Upon the happening of either of the events specified in Section 13.1(a) or (b), any liquidating trustee chosen by a vote of the Members owning a majority of the Voting Rights, or in the absence of a quorum for such vote, by the Manager (the "Liquidator"), will commence as promptly as practicable to wind up the Company's affairs unless the Liquidator determines that an immediate liquidation of the Company's assets would cause undue loss to the Company, in which event the liquidation may be deferred for a time determined by the Liquidator to be appropriate. Assets of the Company may be liquidated or distributed in kind, as the Liquidator determines to be appropriate. The Members will continue to share Profits and Losses and distributions during the period of the liquidation in the manner set forth in Articles IV and V of this Agreement. The proceeds from liquidation of the Company, including repayment of any debts of Holders to the Company, and any Company assets that are not sold in connection with the liquidation will be applied in the following order of priority:

(a)   To payment of the debts and satisfaction of the other obligations of the Company, including without limitation debts and obligations to Holders;

(b)   To the establishment of any reserves deemed appropriate by the Liquidator for any liabilities or obligations of the Company, which reserves will be held for the purpose of paying liabilities or obligations and, at the expiration of a period the Liquidator deems appropriate, will be distributed in the manner provided in Section 13.2(c); and thereafter

(c)   To the payment to the Holders of the positive balances in their respective Capital Accounts, pro rata, in proportion to the positive balances in those Capital Accounts after giving effect to all allocations under Article IV and all distributions under Article V for all periods, including the period during which the process of liquidation occurs.

13.3   Articles of Dissolution. Upon the dissolution and commencement of the winding up of the Company, the Manager shall cause Articles of Dissolution to be executed on behalf of the Company and filed with the Oklahoma Secretary of State, and the Holders shall execute, acknowledge and file any and all other instruments necessary or appropriate to reflect the dissolution of the Company.


ARTICLE XIV
AMENDMENTS


14.1   General. Except as otherwise provided in Section 14.2, this Agreement may be amended by the consent of Members owning a majority of the Voting Rights.

14.2   Limitations on Amendments. Notwithstanding any provision in this Agreement to the contrary, no amendment to this Agreement that purports to impose liability on a specific Member or Holder for all or any part of the debts and obligations of the Company, or that purports to change the Sharing Ratio of a specific Member or Holder, shall be effective without the consent of such Member or Holder.


ARTICLE XV
MISCELLANEOUS PROVISIONS


15.1   Construction. The rights and obligations of the Holders, and the affairs of the Company, shall be governed first by the mandatory provisions of the Act, second by the Company's Articles of Organization, third by this Agreement and fourth by the optional provisions of the Act. Any conflict among the foregoing shall be resolved in the order of priority set forth in the preceding sentence.

15.2   Binding Effect. Except as otherwise provided in this Agreement to the contrary, this Agreement shall be binding upon and inure to the benefit of the parties, their heirs, personal representatives, successors and permitted assigns.

15.3   Captions. All article and section captions in this Agreement are for convenience only.   They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to "Articles" and "Sections" are to Articles and Sections of this Agreement.

15.4   Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed original, and said counterparts shall constitute but one and the same instrument which may be sufficiently evidenced by one counterpart.

15.5   Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

15.6   Further Action. The parties to this Agreement shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

15.7   Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

15.8   No Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

15.9   Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Oklahoma without giving effect to any choice or conflict of law provision or rule (whether of the State of Oklahoma or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Oklahoma.

15.10   Attorneys Fees. If any action is brought to enforce, or to construe or determine the validity of, any term or provision of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees and costs of the action.

15.11   Severability. If any provision of this Agreement is or becomes invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein shall not be affected thereby.

15.12   Jurisdiction; Venue. Any action or proceeding seeking to enforce, or to construe or determine the validity of, any term or provision of this Agreement, or based on any right arising out of this Agreement, shall be brought by or against a party only in the District Court in and for the County of Tulsa, State of Oklahoma or, if jurisdiction can be acquired, in the United States District Court for the Northern District of Oklahoma, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein.

(remainder of page intentionally left blank; signatures follow)

IN WITNESS WHEREOF, the Members hereto have executed this Agreement as of the Effective Date.

By:_____

Marc Harper, an individual

BEING THE SOLE MEMBER

Schedule 3.1

Name of Member	Initial Capital Contribution	Sharing Ratio

Marc Harper	$100.00	100%

Schedule 10.1

Name of Member	Address for Notice Purposes
Marc Harper	10026A S Mingo Rd #120 Tulsa, OK 74133

Schedule 12.2(a)

Name of Member	Controlling Person
Marc Harper	An Individual

FIRST AMENDMENT TO OPERATING AGREEMENT

OF

HOPE MULTIPLIED, LLC
an Oklahoma Limited Liability Company

THIS FIRST AMENDMENT TO THE OPERATING AGREEMENT OF HOPE
MULTIPLIED, LLC, an Oklahoma limited liability company (this "Amendment") dated to be
effective as of the 1st day of January, 2026, is adopted, executed and agreed to, for good and
valuable consideration, by the Members (as defined below).
WHEREAS, the initial sole member of Hope Multiplied, LLC, an Oklahoma limited
liability Company (the "Company"), entered into that certain Operating Agreement of the
Company (the "Agreement") on or about May 21, 2025.

WHEREAS, the sole Member has deemed it desirable to amend and correct the
Agreement pursuant to the terms and provisions provided herein, thereby having two Members
in and to the Company.

NOW, THEREFORE, for and in consideration of the premises, the mutual covenants and
conditions contained herein and other good and valuable consideration, the receipt and
adequacy
of which are hereby acknowledged, the parties hereto do hereby amend the Agreement as
follows:

1. Schedules 3.1 and 10.1 are hereby deleted in their entirety and replaced with the
attached Schedules 3.1 and 10.1. 2. Except as amended herein, the terms and conditions of the
Agreement shall
continue in full force and effect and are hereby ratified in their entirety.

3. This Amendment may be executed in multiple counterparts and by facsimile, each
of which shall constitute an original, but all of which together shall constitute but one instrument.

4. In the event of any conflict or inconsistency between the provisions of this
Amendment and the provisions of Agreement, the provisions of this Amendment shall govern
and control to the extent of such conflict or inconsistency.

[SIGNATURE PAGE TO FOLLOW]

First Amendment to Operating Agreement of Hope Multiplied, LLC - Page 2 of 4
IN WITNESS WHEREOF, the Members have executed this Amendment effective as of
the date first above written. _____ Marc Harper

BEING ALL THE MEMBERS